82-3769

(A free translation of the original in Portuguese)

04046885

Acesita S.A.

Report of Independent Accountants on Limited Reviews of Quarterly Information September 30, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Acesita S.A. for the quarters and periods ended September 30 and June 30, 2004. This information is the responsibility of the Company's management. The limited reviews of the accounting information included in the Quarterly Information (ITR) for the quarters ended September 30 and June 30, 2004 of indirect subsidiary Companhia Siderúrgica de Tubarão – CST, evaluated on the equity method of accounting, were carried out by other independent accountants and our report, insofar as it refers to the amount of this investment and the profits produced by it in the quarter ended September 30, 2004 of R$ 160,201 thousand (June 30, 2004 – R$ 173,276 thousand) and R$ 29,835 thousand (June 30, 2004 – R$ 34,325 thousand), respectively, are based exclusively on the reports of these other accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the report issued by the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

PRICEWATERHOUSECOOPERS

4 The Quarterly Information (ITR) mentioned in the first paragraph also includes accounting information for the quarter and period ended September 30, 2003. The limited review of the Quarterly Information (ITR) for that quarter and period was carried out by other independent accountants, who issued an unqualified report thereon dated November 3, 2003.

5 Our reviews were carried out for the purpose of issuing a report on the accounting information, mentioned in the first paragraph, taken as a whole. The statement of cash flows and the statement of added value are presented to provide supplementary information on the Company, and are not required as an integral part of the Quarterly Information (ITR). The statements of cash flows and of added value for the quarter and period ended September 30, 2004 were subjected to the review procedures mentioned in the second paragraph and we are not aware of any material modifications that should be made to the Quarterly Information (ITR) taken as a whole. Also, the statements of cash flows and of added value for the quarter and period ended September 30, 2003, presented for comparison purposes, were not reviewed by independent accountants.

Belo Horizonte, October 26, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2004

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89
4 - State Registration Number – NIRE		
3130042707		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
Avenida João Pinheiro, 580			Centro	
3 - POSTAL CODE	4 - MUNICIPALITY		5 - STATE	
30130-180	Belo Horizone		MG	
6 - AREA CODE	7 – TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
31	3235-4111	3235-4220	3235-4327	311030
11 - AREA CODE	12 – FAX	13 - FAX	14 - FAX	
31	3235-4300	3235-4264	3235-4294	
15 - E-MAIL				
finance@acesita.com.br				

01.03- INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
Gilberto Audelino Correa				
2 – ADDRESS		3 - SUBURB OR DISTRICT		
Av. João Pinheiro, 580		Centro		
4 - POSTAL CODE	5 - MUNICIPALITY			6 - STATE
30130-180	Belo Horizonte			MG
7 - AREA CODE	8 – TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
31	3235-4220	-	-	-
12 - AREA CODE	13 – FAX	14 - FAX	15 - FAX	
31	3235-7218	-	-	
16 - E-MAIL				
finance@acesita.com.br				

01.04-GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2004	12/31/2004	3	7/1/2004	9/30/2004	2	4/1/2004	6/30/2004

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Rogério Roberto Gollo	365.244.920-72

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
September 30, 2004

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.05– CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 9/30/2004	Prior quarter 6/30/2004	Same quarter in prior year 9/30/2003
Paid-up capital			
1 – Common	249,008,650	249,008,650	249,008,650
2 – Preferred	496,475,129	496,475,129	496,475,129
3 – Total	745,483,779	745,483,779	745,483,779
Treasury Stock			
4 – Common	1,489,015	1,489,015	1,489,015
5 – Preferred	1,054,900	1,054,900	1,054,900
6 – Total	2,543,915	2,543,915	2,543,915

01.06– CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 106 – Metallurgy and siderurgy
5 - MAIN ACTIVITY Siderurgy – manufacture of special steels
6 - TYPE OF CONSOLIDATION Not presented
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exceptions

01.07– COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08– DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2004

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
10/26/2004	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 9/30/2004	4 – 6/30/2004
1	Total assets	4,019,536	3,896,423
1.01	Current assets	1,289,235	1,141,216
1.01.01	Cash and banks	430,905	364,254
1.01.01.01	Banks	8,673	4,599
1.01.01.02	Financial investments	422,228	359,651
1.01.01.03	Other	4	4
1.01.02	Receivables	230,651	181,181
1.01.03	Inventories	487,989	502,203
1.01.03.01	Finished products	133,727	115,170
1.01.03.02	Work in progress	134,649	140,450
1.01.03.03	Raw materials	119,310	149,874
1.01.03.04	Products with third parties	4,828	8,185
1.01.03.05	Imports in transit	50,537	50,978
1.01.03.06	Material for consumption, maintenance and other	44,938	37,546
1.01.04	Other	139,690	93,578
1.01.04.01	Taxes and contributions recoverable	108,255	49,859
1.01.04.02	Prepaid expenses	12,528	11,952
1.01.04.03	Employees' accounts	7,503	5,168
1.01.04.04	Dividends receivable	2,890	14,988
1.01.04.05	Other	8,514	11,611
1.02	Long-term receivables	868,844	895,540
1.02.01	Sundry credits	488,744	486,335
1.02.01.01	Judicial deposits	126,196	124,440
1.02.01.02	Deferred income tax and social contribution	208,196	212,288
1.02.01.03	Taxes and contributions recoverable	58,832	57,739
1.02.01.04	Restructuring assets	5,306	4,312
1.02.01.05	Other	90,214	87,556
1.02.02	Related parties	211,617	226,367
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	211,617	226,367
1.02.02.03	Other related parties	0	0
1.02.03	Other	168,483	182,838
1.02.03.01	Prepaid expenses	8,282	9,562
1.02.03.02	Investment for sale	160,201	173,276
1.03	Permanent assets	1,861,457	1,859,667
1.03.01	Investments	159,860	146,770
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	153,469	141,326
1.03.01.03	Other	6,391	5,444
1.03.02	Property, plant and equipment	1,701,597	1,712,897
1.03.03	Deferred charges	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 – Description	3 - 9/30/2004	4 – 6/30/2004
2	Total liabilities and stockholders' equity	4,019,536	3,896,423
2.01	Current liabilities	1,188,708	1,210,834
2.01.01	Loans and financing	690,837	869,920
2.01.02	Debentures	7,730	5,158
2.01.03	Suppliers	210,212	173,060
2.01.04	Taxes, charges and contributions	160,024	72,564
2.01.04.01	Value-Added Tax on Sales and Services (ICMS) payable	10,268	628
2.01.04.02	Excise Tax (IPI) payable	6,280	5,380
2.01.04.03	Withholding income tax	1,343	2,346
2.01.04.04	Social Contribution on Revenues (COFINS)	9,541	7,753
2.01.04.05	Income Tax (IRPJ) payable	94,117	40,082
2.01.04.06	Social Contribution on Net Income (CSLL) payable	34,212	14,685
2.01.04.07	Other	4,263	1,690
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	119,905	90,132
2.01.08.01	Salaries and social charges	41,359	36,695
2.01.08.02	Restructuring liabilities	0	0
2.01.08.03	Swap margin account	45,549	8,300
2.01.08.04	Other	32,997	45,137
2.02	Long-term liabilities	1,376,215	1,462,067
2.02.01	Loans and financing	934,009	1,015,895
2.02.02	Debentures	35,330	35,330
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	5,692	6,187
2.02.05	Other	401,184	404,655
2.02.05.01	Deferred income tax and social contribution	215,919	220,011
2.02.05.02	Income tax and contributions in litigation	100,015	98,827
2.02.05.03	Provision for contingencies	56,862	54,672
2.02.05.04	Other	28,388	31,145
2.03	Deferred income	0	0
2.05	Stockholders' equity	1,454,613	1,223,522
2.05.01	Paid-up capital	901,921	901,921
2.05.02	Capital reserves	11	11
2.05.02.01	IPI subsidy – Law 7554/86	3,948	3,948
2.05.02.02	Treasury stock	(3,937)	(3,937)
2.05.03	Revaluation reserves	419,137	427,081
2.05.03.01	Own assets	419,137	427,081
2.05.03.02	Subsidiaries/associated companies' assets	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated deficit	133,544	(105,491)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

03.01 - Statement of Income (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.01	Gross sales and/or services revenue	1,011,725	2,784,600	631,044	1,879,316
3.02	Deductions	(187,480)	(467,506)	(74,707)	(245,173)
3.03	Net sales and/or services revenue	824,245	2,317,094	556,337	1,634,143
3.04	Cost of sales and/or services	(496,013)	(1,456,459)	(422,236)	(1,199,225)
3.05	Gross profit	328,232	860,635	134,101	434,918
3.06	Operating expenses/income	16,536	(235,652)	(122,103)	(271,510)
3.06.01	Selling	(41,732)	(103,197)	(30,271)	(86,231)
3.06.01.01	Personnel expenses/labor charges	(4,008)	(11,042)	(3,119)	(9,289)
3.06.01.02	Sales expenses	(8,570)	(20,472)	(4,263)	(12,407)
3.06.01.03	Export expenses	(27,500)	(67,006)	(20,471)	(56,879)
3.06.01.04	Other	(1,654)	(4,677)	(2,418)	(7,656)
3.06.02	General and administrative	(26,698)	(77,763)	(21,800)	(66,527)
3.06.02.01	Personnel compensation/social charges	(12,544)	(34,344)	(9,440)	(26,624)
3.06.02.02	Rent	(805)	(2,468)	(684)	(2,259)
3.06.02.03	Services rendered by third parties	(6,161)	(21,260)	(6,478)	(20,457)
3.06.02.04	Taxes, charges and fines	(2,092)	(6,611)	(2,293)	(6,581)
3.06.02.05	Depreciation and amortization	(993)	(2,895)	(909)	(2,684)
3.06.02.06	Other	(4,103)	(10,185)	(1,996)	(7,922)
3.06.03	Financial, net	(24,296)	(99,255)	(49,976)	(232,939)
3.06.03.01	Financial income	21,825	56,925	12,781	35,118
3.06.03.02	Financial expenses	(46,121)	(156,180)	(62,757)	(268,057)
3.06.04	Other operating income	68,151	0	0	12,093
3.06.04.01	Monetary variations, net	68,151	0	0	12,093
3.06.05	Other operating expenses	(3,624)	(61,086)	(31,121)	(9,663)
3.06.05.01	Monetary variations, net	0	(33,866)	(26,422)	0
3.06.05.02	Other	(3,624)	(27,220)	(4,699)	(9,663)
3.06.06	Equity in the results of subsidiaries	44,735	105,649	11,065	111,757
3.07	Operating profit	344,768	624,983	11,998	163,408
3.08	Non-operating results	(40,116)	(74,497)	(3,597)	(53,717)
3.08.01	Income	2,257	2,443	3,176	4,995
3.08.02	Expenses	(42,373)	(76,940)	(6,773)	(58,712)
3.09	Profit before taxes and profit sharing	304,652	550,486	8,401	109,691
3.10	Provision for income tax and social contribution	(73,561)	(128,329)	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	231,091	422,157	8,401	109,691
	Number of shares (thousand), excluding treasury stock	742,939,864	742,939,864	742,939,864	742,939,864
	Net income per share	0.00031	0.00057	0.00001	0.00015
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-traded company, whose main activities are the production and sale of special steel products, agribusiness, and providing technical services related to these activities.

It carries out its main activities at the plant located in Timóteo, Minas Gerais, Brazil, with an annual production capacity of 850,000 tons of steel and also has investments in subsidiaries with businesses related to its own activities.

As of September 30, 2004, the principal subsidiaries and their respective activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name Amorim Comercial, as well as holdings in other companies, as follows:
    - Acesita Energética Ltda. - (100% holding) – reforestation and production of charcoal;
    - Inox Tubos S.A. - (43.85% holding - 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
    - Acesita Argentina S.A. - (100% holding) – commercial representation in Argentina;
    - AP Participações S.A. - (100% holding) – investment company.
- Aços Planos do Sul S.A. - (50.1% direct holding) – holding in:
    - Companhia Siderúrgica de Tubarão - CST - (11.43% holding – 29.64% of voting capital) - production and sale of non-flat steels, iron and other related products.
- Acesita International Ltd. - (100% direct holding) – foreign commercial representation.
- Acesita Export and Trade Ltd. - (100% direct holding) – export contracts as a guarantee of financing operations.
- Acesita Centros de Serviços Ltda. - (100% direct holding) – sale, export, import and services of cutting and finishing of steel products in general.
- Aços Villares S.A. - (4.41% direct holding – 4.41% of voting capital) – production and sale of non-flat steels, iron and other related products.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In 2003, the Company took various measures aiming to reestablish its financial equilibrium, including the sale of non-strategic investments and negotiations for extending current debt maturities. These measures led the Company to a more comfortable level of indebtedness compared to its cash generation. In 2002, the Net debt /Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) index was 5.2 times and, at the end of 2003, it had fallen to 3.0 times, compatible with the average of the sector. At September 30, 2004 this relation was 1.3 times.

As already widely publicished, on March 27, 2003, the Directors signed a Share Purchase and Sale Agreement with Arcelor (one of its controlling shareholders) and with Companhia Vale do Rio Doce - CVRD, under which it is required to sell all of its direct holding in CST, as well as the CST shares held through its subsidiary Aços Planos do Sul S.A., which are not linked to the CST Shareholders' Agreement of May 25, 1995. The Agreement established the sales price at US$ 22.66 per thousand CST shares irrespective of type and class, totaling US$ 161,772 thousand.

On April 24, 2003, the shares not linked to the CST Agreement were sold, and Acesita received R$ 487,628 as payment for its holding of 14.0% in the total capital (7.44% of voting capital) of CST.

The shares linked to the CST Agreement which continue to be held by Acesita S.A. through its jointly-owned subsidiary Aços Planos do Sul S.A. - representing 5.72% of total capital and 14.85% of voting capital – may be sold through option contracts, having as the base the above mentioned price, adjusted according to contract conditions, through eventual waiver of the preferential rights by the other signers of the Agreement or after termination of the shareholders' Agreement. Accordingly, on May 21, 2004, the Company, through its jointly-owned subsidiary Aços Planos do Sul S.A. communicated formally to the other shareholders its decision not to renovate the Agreement, due to terminate on May 25, 2005. These shares are recorded at their expected realizable value.

On October 15, 2004, Arcelor communicated to the market that it had obtained preference right clearance from the other signatory shareholders of the CST Agreement. Based on this information, the parties would be liberated to proceed with the arrangements in order to conclude the transaction.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The accounting practices, methods and criteria adopted are consistent with those used in the presentation of the financial statements for the year ended December 31, 2003, and are being presented in thousands of reais, in accordance with accounting practices adopted in Brazil.

Accordingly, considering the strategic decision to sell the investment in CST and that this investment is already evaluated at estimated realizable value (Note 1), the Company opted not to record in its financial statements the effects of the new revaluation of the assets recorded by CST at the end of 2003, and at December 31, 2003, reversed the remaining revaluation balance of R$ 40,509 recorded by CST in March 1999.

3. CASH AND BANKS

	9/30/04	6/30/04
Bank accounts	8,673	4,599
Bank deposit certificates	259,791	242,783
Committed operations	115,988	68,866
Financial investment fund – Exchange	46,363	47,985
Other	90	21
	430,905	364,254

Bank deposit certificates have an earnings guarantee approximate to the variation of the Interbank Deposit Certificate (CDI).

Committed operations are investments guaranteed by Government Bonds and/or private securities, with repurchase commitment by the banks and remuneration linked to the CDI variation.

Financial investment fund – Exchange includes in its portfolio Government Bonds and/or private securities, directly linked to foreign exchange variations or through derivatives.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

4. RECEIVABLES

	9/30/04	6/30/04
Customers – local	173,206	157,693
Customers – foreign	317,230	361,221
Advances on export contracts (ACE)	(247,660)	(325,407)
Allowance for doubtful accounts	(12,125)	(12,326)
	230,651	181,181

5. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred income tax and social contribution balances are as follows:

	9/30/04			6/30/04
	Income tax	Social contribution	Total	Total
Tax loss carryforwards	1,062,016	1,129,024		
Temporary differences	456,327	407,577		
	1,518,343	1,536,601		
Rates	25%	9%		
Total deferred income tax and social contribution	379,586	138,294	517,880	538,861
Unrecorded deferred income tax and social contribution	(221,215)	(88,469)	(309,684)	(326,573)
Deferred income tax and social contribution recognized as asset	158,371	49,825	208,196	212,288

The main temporary differences are the provision for losses on unamortized goodwill of subsidiaries, asset and provision reversals to be deductible when settled. Unrecorded deferred income tax and social contribution refer mainly to tax loss carryforwards and non-operating temporary differences.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

As shown above, there are unrecorded deferred tax credits of significant amounts. The short and average term projections prepared by the Company do not allow a reasonable estimate of the realizable period of the unrecorded assets, based only on the generation of future taxable income. Deferred income tax and social contribution of R$ 208,196 (R$ 212,288 at 6/30/04) was recorded taking into consideration the existence of deferred income tax and social contribution liabilities relating to the revaluation reserve, which assure their realization in approximately 11 years (12/31/03 – 12 years), as shown below, and its realization is in line with the estimate of amortization of the deferred income tax and social contribution liability.

	Recorded tax credits	
Year	9/30/04	6/30/04
2004	4,050	8,058
2005	16,201	16,116
2006	16,201	16,116
2007	16,201	16,116
2008	16,201	16,116
2009 to 2012	64,804	64,464
2013 to 2015	74,538	75,302
Total	208,196	212,288

The reconciliation of income tax and social contribution income/expense to the results of the quarters and nine-month periods ended September 30, 2004 and 2003, at their nominal and effective rates, is as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarters ended			
	9/30/04		9/30/03	
	IR	CSLL	IR	CSLL
Profit before income tax and social contribution	304,652	304,652	8,401	8,401
Rate	25%	9%	25%	9%
Income tax and social contribution calculated on the result before income tax and social contribution	(76,163)	(27,419)	(2,100)	(757)
Permanent differences -				
Equity in the results, net of provisions	11,183	4,026	2,766	996
Realization of deferred income tax and social contribution asset	(3,009)	(1,083)	(3,400)	(1,224)
Other	311	48	2,734	985
Credit (debit) from income tax and social contribution at the end of each quarter	(67,678)	(24,428)	-	-
Reversal (credit) of income tax and social contribution not recorded (i)	13,643	4,902	-	-
Set-up of provision for deferred income tax and social contribution	-	-	-	-
Effective credit (expense) of each quarter	(54,035)	(19,526)	-	-

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Nine-month periods ended			
	9/30/04		9/30/03	
	IR	CSLL	IR	CSLL
Profit before income tax and social contribution	550,486	550,486	109,691	109,691
Rate	25%	9%	25%	9%
Income tax and social contribution calculated on the result before income tax and social contribution	(137,622)	(49,544)	(27,422)	(9,873)
Permanent differences -				
Equity in the results, net of provisions	26,412	9,508	27,939	10,058
Realization of deferred income tax and social contribution asset	(8,934)	(3,216)	(8,685)	(3,127)
Other	(1,468)	(853)	8,168	2,942
Credit (debit) from income tax and social contribution at the end of each period	(121,612)	(44,105)	-	-
Reversal (credit) of income tax and social contribution not recorded (i)	27,494	9,894	-	-
Set-up of provision for deferred income tax and social contribution	-	-	-	-
Effective credit (expense) of each period	(94,118)	(34,211)	-	-

(i) In 2004, the reversal arises mainly from the unrecorded tax credit on the balances of tax and social contribution losses, as well as on the realization of provisions for non-operating losses.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The composition of current and deferred income tax and social contribution in the results of the quarters and nine-month periods ended September 30, 2004 and 2003, is as follows:

	Quarters ended		Nine-month periods ended	
	9/30/04	**9/30/03**	**9/30/04**	**9/30/03**
Income tax and social contribution -				
Current	(73,561)	-	(128,329)	-
Deferred	-	-	-	-
Credit (expense)	(73,561)	-	(128,329)	-

6. TAXES AND CONTRIBUTIONS RECOVERABLE

	9/30/04	**6/30/04**
Income tax and social contribution recoverable	5,829	5,694
ICMS on property, plant and equipment	13,279	13,078
PIS to offset – Semi-annual	30,087	29,376
Other	9,637	9,591
	58,832	57,739

Refer mainly to tax credits under litigation, as well as tax credits to be offset with future liabilities, in installments, according to applicable legislation.

- Income tax and social contribution recoverable – Refer mainly to advances calculated on the tax result of prior years and which are tied to discussions about the limit of 30% to offset tax losses, and the restatement of tax credits for the inflation effects of the “Summer Plan”. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contribution for the current year, instead of via judicial deposit. Therefore, for a better accounting presentation, the prepayments during the current year amounting to R$ 102,098 on September 30, 2004 (R$ 38,973 on June 30, 2004) are classified in current assets.

(All amounts in thousands of reais unless otherwise indicated)

- ICMS on property, plant and equipment – Refers to ICMS recoverable in 48 installments, arising from the purchase of property, plant and equipment.

- PIS to offset – Semi-annual – Refers to the credit under discussion to restate PIS debits relating to the period from October 1990 to September 1995. The Company obtained judicial recognition of the credit, however, it is still questioning the restatement indice.

7. RESTRUCTURING ASSETS (LIABILITIES)

In 1988, the Company and its subsidiaries carried out significant adjustments in their accounts, in view of the realignment of their businesses, as well as the financial and stockholding restructuring which included the sale of investments not considered strategic at that time.

In the first quarter of 2002, Acesita S.A. sold the total of its shares representing 99.89% of voting capital and 98.95% of total capital of Sifco S.A. to MTP - Metalúrgica de Tubos de Precisão Ltda. (MTP), former Mannesmann Tubos de Precisão Ltda. This sale was realized based on technical evaluations of the net assets of Sifco, prepared by an independent consulting company, whose studies and analyses indicated that Sifco had a negative net equity at the time of approximately R$ 90,000.

The sale agreement prescribed that Acesita would assume these liabilities, which could be reduced by up to R$ 20,000 (original amounts) depending on operating cash generation (EBITDA) of Sifco in 2002, determined by a specific report of independent accountants in conformity with predefined criteria and assumptions in the sale agreement. MTP paid Acesita the price of R$ 10.00, at sight, for the shares and assumed full responsibility for the management of Sifco S.A., including its remaining liabilities, upon conclusion of the transaction.

Based on the report issued by the independent accountants specifically engaged, it was verified that Sifco's EBITDA in 2002 was higher than that defined in the agreement, which would allow Acesita to revert the previously assumed liabilities. Conservatively, since no agreement was reached by the parties as to the criteria used to calculate EBITDA, Acesita management opted to maintain the provision until a final solution, which occurred in March 2004 through an agreement signed by the Company and MTP.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In general, this agreement prescribes the assumption by the Company of 50% of these liabilities, the assignment of assets (judicial and tax credits and properties) to Sifco recorded in the Company's books for an amount that approximates the other 50%, as well as settlement of the loans between the two companies.

8. INVESTMENTS

The changes in investments in the quarter ended September 30, 2004 are summarized as follows:

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
At June 30, 2004	140	994	140,191	5,445	146,770
Equity in the results	159	70	11,914	-	12,143
Provision for losses	-	-	-	847	847
Other	-	-	-	100	100
At September 30, 2004	299	1,064	152,105	6,392	159,860

The change in the indirect holding in Companhia Siderúrgica de Tubarão – CST, through jointly owned subsidiary Aços Planos do Sul S.A. during the third quarter of 2004 is as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Investment for sale - Aços Planos do Sul S.A.
At June 30, 2004	173,276
Equity in the results	29,835
Set-up of provision for adjustment to expected realizable value	(42,081)
Other	(829)
At September 30, 2004	160,201

(a) The financial statements of Aços Planos do Sul S.A. were adjusted under the equity method to reflect the significant accounting practices adopted by the Company. The adjustment to stockholders' equity at September 30, 2004 refers to the exclusion of the balance of the revaluation reserve of Companhia Siderúrgica de Tubarão - CST.

(b) At September 30, 2003, the balance of the revaluation recorded by CST in March 1999 amounted to R$ 42,094. The effect recorded in the parent company, in the results for the quarter and nine-month period ended September 30, 2003, represented by depreciation and write-off of the revalued balance was R$ 689 and R$ 110,018, respectively. There are no effects of this nature in the results of the quarter and nine-month period ended September 30, 2004, since there is no revaluation balance of CST in the Company's financial statements.

(c) The subsidiary Acesita International Ltd. has a net capital deficiency at September 30, 2004, of R$ 28,388 (negative in R$ 31,145 at 6/30/04). These amounts are classified in long-term liabilities as Other long-term liabilities.

(d) The realizable value per thousand shares, regardless of class, of Companhia Siderúrgica de Tubarão – CST, was calculated based on the joint purchase offer by Arcelor and Companhia Vale do Rio Doce (Note 1).

(e) In view of the sale process currently being negotiated, the direct and indirect holdings in Companhia Siderúrgica de Tubarão were reclassified to long-term receivables.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(f) Equity adjustments for the quarter and nine-month periods ended September 30, 2004 and 2003 are as follows:

	3rd quarter		Nine-month period	
	9/30/04	**9/30/03**	**9/30/04**	**9/30/03**
Acesita Serviços Com. Ind. e Participações Ltda.	11,914	(2,724)	26,928	7,623
Aços Planos do Sul S.A.	29,835	10,808	77,195	83,263
Companhia Siderúrgica de Tubarão – CST	-	-	-	3,548
Acesita International Ltd.	2,757	2,772	1,286	18,378
Acesita Centros de Serviços Ltda.	70	209	85	(1,055)
Acesita Export and Trade	159	-	155	-
	44,735	11,065	105,649	111,757

(g) Balances receivable and payable and transactions with related parties are as follows:

	ASSETS			LIABILITIES		
	Receivables from related parties	**Accounts receivable and other**	**Total**	**Payables to related parties**	**Foreign suppliers, financing and other**	**Total**
Grupo Arcelor	-	30	30	-	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	82,792	82,792	-	67	67
Acesita International Ltd.	210,569	-	210,569	5,692	40,877	46,569
Acesita Energética Ltda.	-	99	99	-	683	683
Preservar Madeira Reflorestada Ltda.	-	1,233	1,233	-	186	186
Acesita Centros de Serviços Ltda.	1,049	3,692	4,741	-	782	782
Aços Planos do Sul S.A.	-	-	-	-	-	-
Inox Tubos S.A.	-	4,508	4,508	-	28	28
Acesita Export and Trade	-	162,028	162,028	-	357,323	357,323
Total –9/30/04	211,618	254,382	466,000	5,692	399,946	405,638
Total –6/30/04	226,368	298,583	524,951	6,187	435,236	441,423

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial and exchange variations	Total	Financial expenses, exchange variations and other	Purchases
Grupo Arcelor	(a)	35	35	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	74,985	11	74,996	-	204
Acesita International Ltd.	-	-	-	20,109	-
Acesita Energética Ltda.	-	-	-	-	16,106
Preservar Madeira Reflorestada Ltda.	-	-	-	-	623
Acesita Centros de Serviços Ltda.	-	116	116	89	2,565
Inox Tubos S. A.	30,420	-	30,420	-	907
Acesita Export and Trade	87,590	-	87,590	5,481	-
Aços Planos do Sul S.A.	-	17	17	-	-
Total – quarter ended 9/30/04	192,995	179	193,174	25,679	20,405
Total – quarter ended 9/30/03	46,091	(753)	45,338	46,972	10,787

(a) See additional information in Note 10.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial and exchange variations	Total	Financial expenses, exchange variations and other	Purchases
Grupo Arcelor	(a)	122	122	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	194,969	11	194,980	-	521
Acesita International Ltd.	-	21,968	21,968	27,399	-
Acesita Energética Ltda.	-	-	-	-	39,919
Preservar Madeira Reflorestada Ltda.	-	-	-	-	1,681
Acesita Centros de Serviços Ltda.	-	230	230	166	6,996
Inox Tubos S. A.	81,521	-	81,521	-	1,726
Acesita Export and Trade	374,750	-	374,750	15,685	-
Aços Planos do Sul S.A.	-	34	34	-	-
Total – nine-month period ended 9/30/04	651,240	22,365	673,605	43,250	50,843
Total – nine-month period ended 9/30/03	148,900	13,108	162,008	132,514	27.892

(a) See additional information in Note 10.

The controlling stockholders subscribed 38,872 debentures of the December 1, 2002 issue. The financial expenses related to the subscription totaled R$ 47,161 in the result of the nine-month period ended September 30, 2003, concentrated exclusively in the first and second quarters of 2003. There is no impact on the result for 2004, since these debentures were fully redeemed in April 2003.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms individually agreed, and vary from LIBOR + 3% per annum (p.a.) and 8% p.a., plus exchange variation. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

Receivables and payables of the same type between the Company and its subsidiary Acesita International Ltd. are presented at the net amount.

(h) Guarantees

As of September 30, 2004, the Company has R$ 32,500 (R$ 35,238 at 6/30/04) in guarantees for sureties to related companies.

9. PROPERTY, PLANT AND EQUIPMENT

	9/30/04			6/30/04	Useful lives
	Cost	Depreciation	Net	Net	(years)
In operation -					
Buildings and installations	443,538	(202,326)	241,212	245,564	5 to 50
Industrial equipment and distribution systems	2,138,590	(763,802)	1,374,788	1,395,217	5 to 40
Vehicles, furniture, fixtures and tools	36,435	(25,908)	10,527	9,493	5 to 10
Reforestation	434	-	434	434	(*)
Other	55,701	(37,783)	17,918	22,810	Various
	2,674,698	(1,029,819)	1,644,879	1,673,518	
Land	6,103	-	6,103	6,103	
Advances to suppliers	466	-	466	1,191	
Construction in progress	44,272	-	44,272	28,067	
Imports in transit	5,877	-	5,877	4,018	
	56,718	-	56,718	39,379	
	2,731,416	(1,029,819)	1,701,597	1,712,897	

(*) Based on the depleted areas.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(a) At June 30, 2001, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary Stockholders' Meeting held on August 13, 2001. The accounting for this revaluation considered the recovery of the total amount of these assets in the future operations of the Company.

The book value of the revalued assets at June 30, 2001 increased from R$ 1,268,709 to R$ 1,685,531, representing an increase of R$ 416,822 in property, plant and equipment and R$ 279,271 in the revaluation reserve in stockholders' equity, net of tax effects.

At September 30, 2004, the balance of revaluation recorded in property, plant and equipment is R$ 635,056 (R$ 647,091 at 6/30/04). The effect on the result for the quarter and nine-month period ended September 30, 2004, arising from depreciation of the revalued balance is an expense of R$ 12,035 and R$ 35,737, respectively (R$ 12,556 and R$ 33,698, respectively, at 9/30/03).

(b) At September 30, 2004, the Company has land, buildings and equipment given in guarantee amounting to R$ 484,228 (R$ 481,538 at 6/30/04).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10. FINANCING

	Annual weighted average interest and commissions (%)			
	9/30/04	**6/30/04**	**9/30/04**	**6/30/04**
Foreign currency (*)				
Advance on export contracts and prepayments	6.70	6.10	859,035	1,003,374
Securitization of receivables	9.30	9.30	69,375	103,427
Raw materials and spare parts	3.01	4.85	67,149	130,222
Property, plant and equipment	6.64	6.44	93,106	105,221
Eurobonds	11.13	11.13	208,431	220,043
Working capital and other	10.38	11.83	120,748	117,498
			1,417,844	1,679,785
Local currency -				
Property, plant and equipment	12.15	10.10	12,727	2,816
Working capital and other	11.63	9.02	194,275	203,214
			207,002	206,030
			1,624,846	1,885,815
Less – Current liabilities			(690,837)	(869,920)
Long-term liabilities			934,009	1,015,895

(*) Mainly in U.S. dollars.

Financing are subject to exchange variation or monetary restatement based on official indexes or rates and are partially guaranteed by equipment.

Eurobonds - Financing through the Eurobond issue matures in 2004, with an earlier redemption option in October 2001. About 54% of the bondholders, amounting to US$ 80,685,000, equivalent to R$ 224,224,000, exercised their put option and settled on October 15, 2001, at a 0.75% discount.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The Eurobond contract provides for anticipation of maturity in the event of noncompliance with certain clauses and conditions. In September 2002, as approved by the extraordinary bondholders' meeting convened by the Trustee, the Company obtained a waiver that excluded the then existing covenants and eliminated the negative pledge clauses.

In order to exclude these covenants, the Company appointed an international financial institution (Deutsch Bank), which acquired the Eurobonds from bondholders who were not interest in holding them, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the financial institution in guarantee for the bonds acquired (Credit Linked Deposits), remunerated at the same rates of the Eurobonds. Total or partial reimbursement of this deposit to the subsidiary is conditioned to the settlement of the Eurobonds by the Company on the original maturity date - October 2004 - or to the transfer of securities currently held by Deutsch Bank to third parties, whichever occurs first. At September 30, 2004, the value of guarantee deposits with Deutsch Bank was R$ 91,024 (R$ 96,311 at 6/30/04), equivalent to US$ 31,842 thousand (US$ 30,993 thousand at 6/30/04).

Securitization of receivables - In August 2000, the Company performed receivables securitization transactions with the issuance of certificates, in the original amount of R$ 273,060, equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and an annual interest rate of 9.3%, including collateral remuneration. Accordingly, the Company's exports, except to Mercosur and other qualified customers, are made through its specific-purpose company located abroad, Stainless Overseas. Portions of these receivables guarantee the monthly payments. In the event the Company does not export a volume sufficient to settle the installments, the Arcelor Group is responsible for realizing supplementary trading operations up to the necessary volume. In the quarter and nine-month period ended September 30, 2004, exports through Stainless Overseas represented R$ 120,861 and R$ 330,291, respectively, of which R$ 10,528 and R$ 54,630 with Arcelor Group companies (R$ 234,169 and R$ 596,522, respectively, in the quarter ended September 30, 2003 and R$ 125,938 and R$ 354,382, respectively, in the nine-month period ended September 30, 2003). The balance payable at September 30, 2004 is R$ 98,431 (R$ 136,065 at 6/30/04) and is included in the account Securitization of receivables.

During 2003, the Company obtained a waiver, allowing that all of its exports to Arcelor Group companies could be shipped without transiting through Stainless Overseas.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Structured prepayment of exports – In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports in the original amount of R$ 360,738, equivalent to US$ 125 million, to be paid in 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% p.a. The financial liquidation of the difference between these rates (contracted versus swap) is made monthly. The operation is guaranteed by a promissory note and collateral of Acesita S.A. and obligates it to observe the covenants linked to indebtedness indices, the volume of financial expenses and cash generation, profit sharing limited to 33% of adjusted net income and the directioning of exports to customers of the Arcelor Group through subsidiary Acesita Export and Trade Ltd. Portions of these receivables are pledged in guarantee of the monthly payments.

The long-term installments fall due as follows:

YEARS	9/30/04	6/30/04
2005	7,147	48,101
2006	371,265	457,396
2007	280,315	211,594
2008	66,968	73,268
2009	67,286	70,233
2010	100,995	110,958
2011	40,033	44,345
	934,009	1,015,895

11. DEBENTURES

		Number of debentures					
Issue	Date of issue	Issued	Outstanding	Original maturity	Annual rate	9/30/04	6/30/04
5	12. 1.02	80,000	3,533	12.1.06	IGPM +12%	43,060	40,488
Less – Current liability						(7,730)	(5,158)
Long-term liability						35,330	35,330

(All amounts in thousands of reais unless otherwise indicated)

December 1, 2002 issue - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible into shares, with a face value of R$ 10,000.00 each, totaling R$ 800,000, maturing on December 1, 2006. Until December 1, 2004, the debentures are remunerated at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) measured by the Fundação Getúlio Vargas, to be paid annually on December 1, 2003 and 2004. As from December 1, 2004, the Company's Administrative Council will be responsible for determining the debenture renegotiation conditions, approving a new term and the remuneration and monetary restatements to be paid, as well as the payment dates, or approving earlier redemption, in total or in part. Debenture holders not agreeing with eventual new conditions established by the Council will have a period of five business days, from publication of the Notice to Debenture holders, to manifest their option to sell their debentures to the Company. In this case, the Company will be obliged to acquire, at the restated value, the debentures of those holders who do not agree with the new terms. Any debentures acquired resulting from the option to sell exercised by debenture holders can be cancelled, remain in treasury or be reissued in the market.

On April 11, 2003, the Administrative Council decided to close the public distribution of these debentures and to cancel the 37,545 debentures that had not been issued in the market until that date.

Also, in April 2003, the Company offered early redemption to the holders of these debentures. Investors who held 39,172 debentures accepted the offer, and they were redeemed on April 24 and 28, 2003. Subsequently, on October 21, 2003, 250 debentures were reissued and therefore there were 3,533 outstanding debentures at September 30, 2004 (also at June 30, 2004).

12. INCOME TAX AND CONTRIBUTIONS IN LITIGATION

	9/30/04	6/30/04
Income tax	41,598	41,250
Social contribution	14,792	14,690
PIS	41,933	41,268
INSS (independent contractors)	1,252	1,188
Other	440	431
	100,015	98,827

(All amounts in thousands of reais unless otherwise indicated)

The Company is party to lawsuits questioning the legal aspects of certain taxes and has escrow deposits related to these taxes and part of the contingencies mentioned in Note 13, amounting to R$ 126,196 (R$ 124,440 at 6/30/04).

These lawsuits involve the following main matters:

- Income tax and social contribution on net income - Refer to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the "Summer Plan", without observing the 30% annual limit and the criteria defined by tax legislation, which is being questioned. In 2004, regardless the litigation in process, the Company opted to pay income tax and social contribution calculated in the current year, instead of payment via judicial deposit. Accordingly, at September 30, 2004, income tax and social contribution provisions for 2004 amounting to R$ 94,117 and R$ 34,212, respectively (6/30/04 - R$ 40,082 and R$ 14,685, respectively), are recorded in current liabilities.

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect.

In November 2002, the Company filed with the appropriate court an application to discontinue the litigation against the expansion of the PIS and COFINS calculation basis, as well as the increase in the COFINS rate introduced by Law 9718/98, as it understood that the outcome might be unfavorable, and offset the provision previously recognized against the existing escrow deposit balance. As of September 30, 2004, the lawsuit is still awaiting examination by the Federal authorities.

13. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and governmental agencies.

Management, based on information provided by its legal advisors, an analysis of the pending lawsuits and, regarding labor claims, based on prior experience in connection with amounts claimed, set up a provision at an amount considered sufficient to cover potential losses on pending litigation, as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	9/30/04	6/30/04
Tax and social security	35,676	33,953
Labor	12,003	12,072
Civil	9,183	8,647
Total	56,862	54,672

These provisions involve the following major issues:

Tax and social security -

- Social contribution on net income – Refers to litigation on attorney fees awards from a lawsuit previously settled, estimated at R$ 2,758 (R$ 2,663 at 6/30/04).

- ICMS - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities involving a dispute on the use of credits on products considered to be intermediate by the Company and understand to be for own use and consumption by the authorities. At September 30, 2004, the provision amounts to R$ 17,963 (R$ 16,481 at 6/30/04). The additional provision in relation to the prior year is classified under Other operating expenses.

- INSS – Refers to the provision for INSS assessment notices received in the 2nd quarter of 2004 relating to discussions on retentions for social security contributions on services rendered by third parties, as well as on bonuses paid to employees. At September 30, 2004, the provision amounts to R$ 9,963 (R$ 9,963 at 6/30/04).

- Other taxes – Refer basically to the provision for discussions of compulsory charges, increase in rates regulated by government agencies and similar, totaling R$ 4,992 (R$ 4,846 at 6/30/04).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Labor -

- The Company is the defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recognized on an individual basis considering the expectations of the legal advisors as to a possible or probable loss. A provision of R$ 12,003 to cover these liabilities has been set up (R$ 12,072 at 6/30/04).

Civil -

- The Company is the defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possessory actions, among others. Based on the opinion of the legal advisors, a provision of R$ 9,183 (R$ 8,647 at 6/30/04) was set up to cover these claims.

Also, the Company is the defendant in other disputes, principally of a social security nature, estimated at R$ 38,941 (R$ 49,416 at 6/30/04). Based on the legal advisors' understanding that the outcome of these lawsuits is difficult to be predicted, a provision was not set up.

14. STOCKHOLDERS' EQUITY

Changes during the quarter were as follows:

	6/30/04	Net income for the quarter	Realization of revaluation reserve	9/30/04
Paid-up capital	901,921	-	-	901,921
Capital reserves				
- Investment subsidy	3,948	-	-	3,948
- Treasury shares	(3,937)	-	-	(3,937)
Revaluation reserves	427,081	-	(7,944)	419,137
Accumulated deficit	(296,557)	-	7,944	(288,613)
Net income for the period	191,066	231,091	-	422,157
Total stockholders' equity	1,223,522	231,091	-	1,454,613

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The Extraordinary General Meeting (AGE) held on October 5, 2004 approved the grouping of shares, in the proportion of 10,000 shares to 1 and, as from November 16, 2004, the shares will be traded solely by the unit quotation.

The same AGE approved the setup of a statutory reserve for investments and working capital, in which up to 75% of adjusted net income can be allocated, in accordance with corporate legislation, without prejudice to shareholders' right to receive the minimum mandatory dividend of 25%. The objective of this reserve is to assure resources for investments in permanent assets or working capital increases, including through debt amortizations, independent of retention of net income restricted to the capital budget. Its balance, together with the other revenue reserves, except for the contingency and unrealized profits reserves, may not exceed capital and can be used (i) to absorb tax losses; (ii) for distribution of dividends at any time; (iii) for share redemption, reimbursement or purchase authorized by law; and (iv) to increase capital, including bonuses in new shares. Simultaneously to the operation in the Brazilian market, the American Depositary Receipts – ADRs started to be traded in the proportion of one share for two ADRs, observed the specie.

15. PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension funds for employees, Acesita Previdência Privada - Aceprev and Plano de Seguridade Acesita (former CCF Fundo de Pensão), the principal purpose being to complement benefits provided by government social security.

In 2003, the Administrative Council of Aceprev decided to exonerate the sponsor from the payment of future contributions in the amount of R$ 18,204. This amount is equivalent to the part that relates to the sponsor exclusively on the reversal of the provision for income tax by Aceprev.

Accordingly, in compliance with the decision, Aceprev consigned the referred amount to a specific fund, segregated from the other funds that are an integral part of its financial statements, that will be used exclusively to settle future contributions of the sponsor, now exonerated.

In this way, the referred amount effectively became a credit of the sponsor with Aceprev, and was fully recognized by the Company in the result for the year ended December 31, 2003, net of taxes.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The remaining balance of the net assets of Aceprev and Plano de Seguridade Acesita, as at December 31, 2003, has not been recognized by the sponsor due to uncertainty about recovery through reimbursement or reduction of future contributions.

The sponsor's contributions for the quarter and nine-month period ended September 30, 2004 amounted to R$ 1,402 and R$ 4,368, respectively (R$ 1,059 and R$ 3,125 at 9/30/03, respectively) for Aceprev and R$ 12 and R$ 36 (R$ 16 and R$ 47, respectively at 9/30/03) for Plano de Seguridade Acesita (former CCF Fundo de Pensão).

16. FINANCIAL INSTRUMENTS

The Company and its subsidiaries have financial instruments which are inherent to their operations, are represented by cash and banks, accounts receivable, investments, financing, swap instruments and debentures. It maintains policies and operational strategies, seeking liquidity, remuneration and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial solidity and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates versus current market rates.

Also, in order to reduce exchange variation effects, the Company contracts swap instruments (principally US$ for CDI - interbank deposit rate), as also has receivables in U.S. dollars arising from exports, which reduce its exchange exposure. The notional amount of these swap instruments at September 30, 2004 amounted to R$ 383,783 (US$ 134,256 thousand) (R$ 435,824 - US$ 140,249 thousand at 6/30/04), with maturities as follows:

Year	9/30/04	6/30/04
2004	340,207	388,830
2005	39,637	42,757
2006	3,939	4,237
	383,783	435,824

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

At September 30, 2004, the margin balance related to these instruments, representing a liability of R$ 53,769 (6/30/04 - liability of R$ 13,271), of which R$ 45,549 (6/30/04 - R$ 8,300) was classified in current liabilities, based on maturities, and R$ 8,220 (6/30/04 - R$ 4,971) was classified together with the balance of financing (Foreign currency – working capital and other) in liabilities, in accordance with the specific characteristics of each swap contract.

As from 2003, the Company opted to reduce the volume of swap transactions, not renewing the contracts that expired during the year. This strategy is due to the increase in sales in foreign markets, as these receivables are a natural hedge, and the option for financing in foreign currency linked to exports.

As mentioned in Note 10, the Company also has interest rate swaps linked to the financing of structured export prepayments, settled financially monthly on the last day of each month.

The net exposure to the risk of exchange rate fluctuations is as follows:

	Book value	
	9/30/04	6/30/04
Cash and banks	46,363	47,985
Accounts receivable and other assets	331,518	311,181
Investment for sale	160,201	173,276
Suppliers and other accounts payable	(117,688)	(108,106)
Financing, net of swap differential margins	(1,409,625)	(1,690,121)
Swap transactions	383,783	435,824
Net exposure	(605,448)	(829,961)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

At September 30, 2004, the financial instruments, short and long-term, whose book values differ significantly from market values, are as follows:

	Book value	Market value
Liabilities -		
Financing	1,624,846	1,561,278
Swap transactions -		
Margins payable	(45,549)	(44,843)

The investment in jointly-controlled Companhia Siderúrgica de Tubarão - CST is recorded at expected realizable value of the shares.

Market value was not estimated for investments in closely-held companies because an active market for their shares does not exist.

Management considers that a provision to reduce the book value of swaps to market value is not necessary as these instruments are expected to be held to maturity. The market value of loans, financing, swaps and debentures was determined by using current interest rates available in the market for transactions with similar conditions and maturities.

Market values are calculated at a specific time, based on available information and own evaluation methodologies. The estimates do not necessarily indicate the amounts that could be realized in the market at the rates/quotations adopted. The use of different market sources of information and/or evaluation methodologies could have a significant affect on the estimated market values.

Also, the Company is subject to credit risk in connection with its cash and banks, financial investments and derivatives. This risk is minimized by concentrating financial operations in financial institutions with a good rating. It does not have guarantee contracts for financial instruments. Credit risks arising from sales in installments are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales in installments. The Company has an allowance for receivables considered by management to be difficult to realize.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The Company is also exposed to the risk arising from price variations of its main raw material, nickel, the price of which oscilates in the international market. To minimize this risk, it implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada. That is, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). In this way, price changes, whether down or up, are adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge operations to ensure the purchase price of nickel when fixing the sales price of stainless steel. For exports, there is an exposure between the date the purchase price of nickel is defined and the date the price of stainless steel is defined. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the sale price of stainless steel is defined through derivative instruments on the *London Metal Exchange (LME).* This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

The outstanding nickel hedge contracts at September 30, 2004 are as follows:

Contract date	Maturity date	Quantity (in tons)	Premium contracted by ton (in US$)	Income (expense) recorded in the result of the company (in R$ thousand)
6/16/2004	10/7/2004	48.0	(142.00)	165
8/16/2004	10/7/2004	471.0	(145.00)	389
8/16/2004	11/5/2004	620.0	(175.00)	459
8/16/2004	12/7/2004	106.0	(225.00)	63
9/14/2004	11/5/2004	550.0	(23.00)	903
9/14/2004	1/10/2005	106.0	(125.00)	144

(=) Pro-rata income (expense) arising from outstanding contracts	2,123
(+) Income (expense) arising from contracts concluded in the nine-month period ended September 30, 2004	(486)
(=) Income (expense) recorded in the nine-month period ended September 30, 2004	1,637
(-) Income (expense) recorded in the six-month period ended June 30, 2004	1,651
(=) Income (expense) recorded in the quarter ended September 30, 2004	(14)

(All amounts in thousands of reais unless otherwise indicated)

At September 30, 2004, there is a balance receivable (asset) of R$ 2,123, net of amortizations already effected.

17. INSURANCE

The Company has insurance coverage for its principal assets at amounts considered sufficient to cover eventual losses. At September 30, 2004, the total amount contracted is R$ 1,000,510, equivalent to US$ 350,000 thousand.

18. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION – LAJIDA (OPERATING CASH GENERATION – EBITDA)

Reconciliation of Lajida (EBITDA) with the information contained in the Company's financial statements.

	Quarter ended 9/30/04	Quarter ended 9/30/03	Nine-month period ended 9/30/04	Nine-month period ended 9/30/03
Operating profit	344,768	11,998	624,983	163,408
Financial result	(43,855)	76,398	133,121	220,846
Equity in the results of subsidiaries	(44,735)	(11,065)	(105,649)	(111,757)
Depreciation, amortization and depletion	33,352	30,291	98,378	86,054
Lajida (EBITDA)	289,530	107,622	750,833	358,551

(All amounts in thousands of reais unless otherwise indicated)

19. SUPPLEMENTARY ACCOUNTING STATEMENTS

(a) Statement of cash flows

Aims at providing relevant information on cash inflows and outflows during the quarters and nine-month periods ended September 30, 2004 and 2003, presenting the cash flows arising from or applied in operating, investment and financing activities.

	3rd quarter		Nine-month period	
	2004	2003	2004	2003
Cash flows from operating activities:				
Net income for the quarter/nine-month period	231,091	8,401	422,157	109,691
Adjustments to reconcile result to cash generated by operating activities:				
Depreciation, amortization and depletion	33,352	30,291	98,378	86,054
Results from sale of permanent assets	(165)	(82)	1,790	(1,294)
Equity in the results of subsidiaries	(44,735)	(11,065)	(105,649)	(111,757)
Provision for adjustment to market value of investment in CST	42,081	5,241	73,467	37,939
Gain on holding in subsidiary	-	(1,092)	-	(1,092)
Set up (reversal) of provisions	(7,576)	1,264	12,143	3,394
Financial expenses, including monetary and exchange variations and interest	(65,310)	95,798	136,485	170,005
(Increase) decrease in assets:				
Receivables	(49,470)	(1,904)	(20,195)	(8,327)
Inventories	14,214	(33,942)	(122,813)	(69,198)
Net change in receivables from related parties	14,255	15,069	(10,151)	82,803
Receipt of dividends and interest on own capital	12,098	(61)	7,783	18,184
Income tax and social contribution (short and long-term)	(63,116)	(1,963)	(82,704)	(780)
Other	(1,456)	(2,934)	18,463	(8,758)
Increase (decrease) in liabilities:				
Suppliers	37,152	65,487	(14,815)	23,447
Salaries and social charges	4,664	2,809	4,343	6,576
Taxes and contributions	87,460	137	147,101	506
Other	(1,231)	(1,718)	(6,602)	3,527
Net cash flow generated by operating activities	243,308	169,736	559,181	340,920
Cash flows from investment activities:				
Purchase of property, plant and equipment	(21,287)	(4,167)	(48,683)	(18,105)
Purchase of shares/quotas	(100)	-	(100)	(2,560)
Receipts on sale of investments and property, plant and equipment	566	132	1,404	487,886
Net cash flow generated (used) in investment activities	(20,821)	(4,035)	(47,379)	467,221
Cash flows from financing activities:				
Financing – Foreign currency				
Fundings	217,823	355,031	709,867	1,015,582
Amortizations	(367,111)	(382,169)	(1,219,175)	(1,224,569)
Financing and debentures – Local currency				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	3rd quarter		Nine-month period	
	2004	2003	2004	2003
Fundings	45,782	4,561	209,431	116,924
Amortizations	(52,330)	(68,015)	(191,140)	(675,623)
Net cash flow used in financing activities	(155,836)	(90,592)	(491,017)	(767,686)
Net cash flow generated in the quarter/nine-month period	66,651	75,109	20,785	40,455
Increase (decrease) in cash and banks				
At the beginning of the quarter/nine-month period	364,254	54,956	410,120	89,610
At the end of the quarter/nine-month period	430,905	130,065	430,905	130,065
Change in cash and banks	66,651	75,109	20,785	40,455

(b) Statement of Added Value

Aims at evidencing to whom the Company allocates its income from operations: employees, Government, third parties and stockholders. All information presented is extracted from the accounting records, and there is only a reclassification of certain information contained in the traditional statement of income, which are considered as distribution of added value generated.

	3rd quarter		Nine-month period	
	2004	2003	2004	2003
INCOME	1,013,891	631,439	2,783,473	1,859,286
Sales of products and services	1,011,725	631,044	2,784,600	1,879,316
Allowance for doubtful accounts receivable	201	(1,248)	(97)	(4,252)
Non-operating	1,965	1,643	(1,030)	(15,778)
INPUTS PURCHASED FROM THIRD PARTIES	(632,556)	(486,874)	(1,804,424)	(1,380,178)
Raw materials consumed	(425,660)	(332,563)	(1,276,183)	(932,001)
Materials, energy, third party' services and other	(164,815)	(149,070)	(454,774)	(410,238)
Loss on asset values	(42,081)	(5,241)	(73,467)	(37,939)
GROSS ADDED VALUE	381,335	144,565	979,049	479,108
RETENTIONS				
Depreciation, amortization and depletion	(33,352)	(30,291)	(98,378)	(86,054)
NET ADDED VALUE PRODUCED BY THE COMPANY	347,983	114,274	880,671	393,054
ADDED VALUE RECEIVED ON TRANSFERS	32,625	1,058	180,015	509,771
Equity in the results	44,735	11,065	105,649	111,757

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	3rd quarter		Nine-month period	
	2004	2003	2004	2003
Financial income, including monetary and exchange variations	(12,110)	(10,007)	74,366	398,014
TOTAL ADDED VALUE FOR DISTRIBUTION	380,608	115,332	1,060,686	902,825
ADDED VALUE DISTRIBUTED	380,608	115,332	1,060,686	902,825
Personnel and charges	44,317	28,926	129,051	98,621
Taxes, charges and contributions				
Federal	135,856	25,229	284,599	88,046
State	23,142	(12,174)	19,590	(5,225)
Municipal	2,221	1,555	5,610	4,802
Interest (includes monetary and exchange variations)	(57,445)	62,589	195,568	604,391
Rents	1,426	806	4,111	2,499
Retained earnings for the quarter/nine-month period	231,091	8,401	422,157	109,691

* * * * * * * * * *

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

OPERATING PERFORMANCE

Market

The siderurgical products market has experienced a period of growth, especially since March 2004, with the increase in domestic and foreign demand due to the growth in economic activity level in Brazil and overseas. With a behavior historically cyclical, the siderurgical market performance in the third quarter of 2004 confirmed the increase in demand curve and, consequently, in prices.

With industrial performance regularity, the plant has been producing 71 thousand tons per month of liquid steel in the last months, obtaining a record volume in August, with the production of 74.6 thousand tons. The production increase is the result of continuous improvements, which has generated gains in industrial productivity, as well as operational stability obtained with preventive maintenance programs and qualification of its employees.

Sales

Sales totaled 195.9 thousand tons in the quarter, a 8.1% increase compared to the third quarter of 2003, an accumulated volume of 576.3 thousand tons in the first nine months of 2004 (a 12.9% increase, compared to the same period of 2003). In the second quarter of 2004, there was a 5.1% decrease in the volume sold.


Sales volume - Quarterly
(thousand tons)
181
19
27
35
100
206
23
27
40
116
174
12
25
37
100
207
23
40
45
99
196
11
44
45
96
3Q03
4Q03
1Q04
2Q04
3Q04
Stainless steel
Silicon steel
Carbon / Alloyed steel
Other

Acesita has managed its production flexibility and sales not only between domestic and foreign markets, but has also given priority to exports to countries with better margins, in order to work with the most adequate mix at the market moment. In the third quarter, the strong domestic demand resulted in a sales increase, which represented 74.2% of total volume, compared to 68.6% in the previous quarter and 61.0% in the third quarter of 2003.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Stainless steel sales in the quarter totaled 95.7 thousand tons, a decrease compared to the same period of the prior year (-4.7%), as well as to the 2Q04 (-3.2%) due to the selection of the best mix of products. During the first nine months of the year, stainless steel sales were responsible for 51.1% of total sales volume, a 4 percentage points decrease compared to the line participation in the same period of prior year


Sales volume - 9 months
(thousand tons)
510
48
81
100
281
576
46
109
127
294
Jan-Sep/03
Jan-Sep/04
Stainless steel
Silicon steel
Carbon / Alloyed steel
Other

Sales volume of the Silicon steel line (grain-oriented silicon steel – GO and non-oriented grain silicon steel – GNO) totaled 44.7 thousand tons, stable in relation to the previous quarter, and the increase in GNO line sales compensates for the decrease in GO line sales. Silicon steel – considered as sophisticated products for special use, mainly in engines, transformers, generators and electrical reactors – increased their participation in Acesita's mix during the year. When compared to 3Q03, sales volume increased 26.3% in special GO line sales, a 49.4% increase. Up to September 2004, Acesita sold 126.7 thousand tons of silicon steel, which represent 22.0% of the total volume.

The carbon/alloy steel line sold by Acesita consists basically of differentiated products, with higher aggregate value than the common carbon steel, serving a local market sector with particular needs of special alloys (such as agricultural and rerolling sectors). The sale of products of this line, which represents an alternative mix for Acesita, had the higher volume increase in the quarter, with 64.0% and 11.6% increase, compared to 3Q03 and 2Q04, respectively.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Sales Volume Participation


Jan-Sep /03
Other
9.6%
Carbon/
Alloy
15.8%
Stainless steel
55.0%
Silicon GNO
16.4%
Silicon GO
3.2%
Jan-Sep /04
Other
8.0%
Carbon/
Alloy
19.0%
Stainless steel
51.0%
Silicon GNO
17.6%
Silicon GO
4.4%

Domestic Market

The recovery of economic activity level in Brazil had a positive influence on domestic sales. Domestic market volume in the quarter was 145.4 thousand tons, totaling 399.7 thousand tons from January to September, which represents a 31.6% and a 18.4% increase, compared to the third quarter and the first nine months of 2003, respectively. Acesita sells finished products with higher aggregate value in the domestic market, which receive differentiated services, such as surface cutting and finishing, providing a greater profitability.

The adjustment in sales mix in order to improve results was mainly performed due to domestic market, with identification of opportunities in carbon/alloy and silicon segments.

Domestic Market Sales (thousand tons)


110,5
127,8
112,6
141,6
145,4
3Q03
4Q03
1Q04
2Q04
3Q04

International Market

Exports totaled 50.5 thousand tons in the quarter, an accumulated volume of 176.6 thousand tons from January to September. International sales volume in the first nine months of the year is 2.2% higher than the same period of 2003, but 28.7% lower than 3Q03.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

As regards exports destination, the trend observed in the last months of moving part of the sales previously shipped to Asia to Europe and South America was maintained. Comparing the first nine months of 2004 and 2003, Asia participation in stainless steel exports decreased by 16.2 percentage points, while Europe increased its participation by 11.2 percentage points.

Stainless steel export destinations


Jan-Sep / 03
Europe 13.4%
Asia 59.9%
North/ Central America 10.1%
South America 12.2%
Other 4.4%
Jan-Sep / 04
Europe 24.6%
North/ Central America 8.2%
Asia 43.7%
South America 18.3%
Other 5.2%

Prices

During the third quarter of 2004, stainless steel prices increased in almost all regions due to the strengthening of demand, decrease in inventories and increase in economic activity level. The table beside shows the evolution of full price after the inclusion of alloy price, which also increased mainly due to the positive variations in nickel price as from August 2004.

Prices practiced in the Brazilian market, in reais, were converted into U.S. dollars to facilitate comparison with the other markets. As shown in the table, the lower quotation of the U.S. dollar in September 2004 contributed to highlight the price increase in the domestic market.

Stainless Steel Price
Plate 304 LF 2 mm


US$/t (domestic market)
3,000
2,500
2,000
1,500
1,000
Germany
USA
Japan
Asia
Brazil
China

Note: Since Jun/03, for Asia the Hong Kong prices are considered
Source: CRU/Acesita

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

FINANCIAL – ECONOMIC PERFORMANCE

Net Sales


Net sales - Quarterly
(R$ million)
556.3
646.6
672.3
820.6
824.2
3Q03
4Q03
1Q04
2Q04
3Q04

Acesita's net sales in the quarter totaled R$ 824.2 million, 48.2% higher than the third quarter of 2003. The positive growth was due to the favorable market conditions, the gains obtained with the mix of products flexibility and the priority given to the domestic market sales and exports to more profitable markets.

With the continuous sales increase in the last quarters, accumulated net sales in the period from January to September 2004 amounted to R$ 2,317.1 million, a 41.8% increase, compared to the same period of the prior year and 1.6% higher than net sales during the whole of 2003.

Income distribution by production line in the nine-month period was similar to that recorded in 2003, with a slight increase of carbon/alloy participation.

Net Sales Participation (%)


Net sales - 9 months
(R$ million)
+42%
1.634,1
2.317,1
Jan-Sep/03
Jan-Sep/04


Jan-Sep /03
Other
4,8%
Carbon
/ Alloy
6,3%
Silicon
GNO
9,5%
Silicon
GO
4,3%
inless steel
75,1%


Jan-Sep /04
Other
4,0%
Carbon
/ Alloy
7,7%
Silicon
GNO
9,1%
Silicon
GO
4,4%
74

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Costs

Nickel, which is the main raw material in Acesita's cost structure, traditionally has instable prices in the international market. During the year, nickel prices presented sharper variations. After the highest price recorded in January 2004, when nickel ton reached US$ 17.7 thousand, international prices dropped, with the recovery of growth in June and July and a new decrease in the following months.

Acesita maintains hedge transactions with nickel at the International Commodities Exchange. The transaction allows the transfer of the input price practiced on the date of purchase to the date of the sale of the stainless steel, acting as a tool to protect the Company's margins. The net effect of the hedge operations of nickel in the nine-month period of 2004 was positive by R$ 1.6 million.

Nickel price
US$/tons (Cash)


14,500
12,500
10,500
8,500
6,500
4,500
7,346
7,089
4,813
7,123
8,623
12,092
15,337
14,997
13,323
11,123

Source: Gazeta Mercantil

Industrial Cost (Cash Cost)
Jan/Sep 2004


Nickel
38%
Ore/
Pellets
6%
Coal/Coke
8%
Others
21%
Labor
3%
Power
4%
Other
Alloys
20%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Gross Profit

Cost of sales (CPV) in the quarter was lower than the cost recorded in the previous quarter, proportioning a higher profitability in the period. Acesita recorded a gross profit of R$ 328.2 million, 144.8% higher than the amount recorded in the same period of 2003 due to gains in industrial productivity, favorable market conditions, sales mix with higher aggregate value and costs under control. Gross profit up to September amounted to R$ 860.6 million, 97.9% higher than gross profit in the same period of 2003.

Gross Margin Growth - Quarter


24.1%
25.5%
35.3%
36.0%
39.8%
3Q03
4Q03
1Q04
2Q04
3Q04

Gross Margin Growth - 9 months


26.6%
37.1%
Jan-Sep/03
Jan-Sep/04

Gross margin in the quarter reached 39.8%, maintaining the increase observed as from the second quarter of 2003. Gross margin from January to September was 37.1%, with an increase of 10.5 percentage points when compared to the same period of the previous year.

Operating Expenses

The operating expenses in the quarter totaled R$ 72.1 million, a 9.0% decrease compared to the previous quarter, when there was a pressure from other operating expenses which include the provision recorded (R$ 10.0 million) to cover discussions on retention of a social security nature on services rendered by third parties and on bonuses paid to employees.

The operating expenses increased by 26.9%, compared to the same quarter of previous year, lower than the 48.2% increase in sales.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

With the maintenance of control over expenses and the increase in gross margin, operating profitability (EBIT margin) in the quarter reached 31.1%, more than twice the margin recorded in 3Q03 and 4.8 percentage points higher than the margin verified in 2Q04.

Operating Cash Generation (EBITDA)

EBITDA (R$ million) and EBITDA Margin (%)
Quarterly


19.3%
21.9%
31.4%
30.5%
35.1%
107.6
141.8
210.8
250.5
289.5
3Q03
4Q03
1Q04
2Q04
3Q04

As a consequence of the favorable operating performance, EBITDA maintained the growth trend observed during the last quarters. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to R$ 289.5 million in the quarter, a 15.6% increase compared to the last quarter and a 169.0% increase compared to 3Q03.

EBITDA margin reached 35.1%, one of the best between the companies of its segment of activity.

EBITDA (R$ million) and EBITDA Margin (%)
9 months


21.9%
32.4%
358.6
750.8
Jan-Sep/03
Jan-Sep/04

With the increasing results of EBITDA during the quarters, accumulated EBITDA from January to September amounted to R$ 750.8 million, 109,4% higher than the same period of 2003. EBITDA margin in the nine-month period was 32.4%, compared to 21.9% in the same period of 2003. In the twelve-month period ended September 30, 2004, EBITDA was R$ 892.6 million, a 30.1% margin, which indicates a performance higher than the R$ 900.0 million for the whole of 2004.

Equity Accounting and Non-Operating Result

The result obtained via equity accounting in the quarter was R$ 44.7 million, 4.5% higher than the amount recorded in the previous quarter and four times higher than the same quarter of the previous year. This difference is due to the better results from its holdings in Aços Planos do Sul S.A. / CST e Acesita Serviços Com. Ind. e Participações.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

In the nine-month period, equity accounting totaled R$ 105.6 million, R$ 6.1 million less than in the same prior year period. This decrease is basically due to the sale of part of the holding in Cia. Siderúrgica Tubarão (CST) in which Acesita still holds 5.7%.

The non-operating result in the quarter was negative by R$ 40.1 million, mainly due to adjustments of the current holding in CST to expected realizable value.

Financial Result

As a consequence of the continuous efforts of financial restructuring, the net financial expenses of Acesita, excluding the effects of exchange variations, continuously decreased in the last quarters. These expenses totaled R$ 24.3 million in the quarter, a 19.4% decrease compared to 2Q04 and a 51.4% decrease compared to 3Q03. Net financial expenses for the nine-month period of 2004 totaled R$ 99.3 million, R$133.7 million (-57.4%) less than the same prior year period. The main factors that allow the positive evolution of the financial result are: decrease in indebtedness due to the priority in use of operating cash, and the lower funding costs obtained with the new operating and financial profile of Acesita, decreasing the average cost of maintenance of the remaining indebtedness.


Net monetary variation
(R$ million)
(26,422)
(6,638)
(21,377)
3.11
68,152
3Q03
4Q03
1Q04
2Q04
3Q04
2.92
2.89
2.91
(80.640)
2.86
Net monetary variation (R$ million)
U.S. dollar closing

From the accounting point of view, the mismatch between liabilities and receivables in U.S. dollars makes the exchange variation a material variable to the Company. In spite of the adoption of hedging measures, such as swap transactions (U.S. dollar/CDI) on short/medium-term debts exposed to exchange variations, the accounting impact is inevitable for that part of the loans linked to exports (ACCs and prepayments). These lines have a naturally hedged financial flow and the Company opted not to hedge the balance. As a consequence, large exchange oscillations generate gains or losses which are absorbed in the closing of contracts.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

In the third quarter, when U.S. dollar devalued 8.0% before the real, this impact was positive by R$ 68.1 million. In the nine-month period, due to the U.S dollar valuation in the first six-month period of 2004, the monetary variations still reflect a loss of R$ 33.9 million.

Acesita had a net debt of R$ 1,117 million at the close of the quarter, equivalent to US$ 390.8 million and 13.3% lower than the U.S. dollar amounts on June 30, 2004. In the nine-month period there was effective debt amortization, with a decrease of an amount equivalent to US$ 136 million compared to the net position on December 31, 2003. At the end of September, the part indexed to the U.S. dollar amounted to R$ 1,417.8 million (85.0% of gross debt), of which R$ 383.9 million were indexed in CDI through swap transactions and R$ 928.4 million relates to ACCs and prepayments agreements, therefore naturally hedged. Accordingly, the financing exposed to U.S. dollar variation were 6.3% (R$ 105.5 million). Since the Company maintains investments linked, direct or indirectly, to U.S. dollars, amounting to R$ 184.4 million, there was no exchange risk, from the financial point of view.


Net Debt*
(US$ million)
526.4
450.8
390.8
- 14.4%
- 13.3%
- 25.8%
12/31/03
6/30/04
9/30/04

** Includes subsidiaries data and swap margin account*

At the end of September, reflecting the efforts made in the indebtedness profile remodelation, the long-term part represented about 87% of total net debt, compared to 55% on September 30, 2003.

Income Tax

The provision for income tax (IR) and social contribution on net income (CSLL) amounted to R$ 73.6 million in the quarter, totaling R$ 128.3 million in the first nine-month period of 2004, representing 5.5% of net income for the period. The effective IR and CSLL rates reflect the offset of 30% of taxable income for the period with the balance of tax loss carryforwards of R$ 1,518.3 million and R$ 1,536.6 million, respectively.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Net Income

Acesita had a net income of R$ 231.1 million in the quarter, 20.9% higher than the first six-month period of 2004. The performance reflects operational stability, productivity gains, flexibility to work with the best mix of products and markets, adjustments in indebtedness profile and valuation of the real before the U.S. dollar, resulting in lower financial costs and favorable market conditions. Net profitability for the quarter was 28.0%.

In the first nine months of 2004, Acesita accumulated net income of R$ 422.2 million, 3.9 times higher than the same period of 2003 (R$ 109.7 million). With this result, the Company reversed the accumulated losses in the year ended December 31, 2003, and presented retained earnings of R$133.5 million.


Net Income - Quarterly
(R$ million)
8.4
125.4
100.1
91.0
231.1
3Q03
4Q03
1Q04
2Q04
3Q04


Net Income - 9 months
(R$ million)
109.7
422.2
Jan-Sep/03
Jan-Sep/04

INVESTMENTS (CAPITAL EXPENDITURES - CAPEX)

In 3Q04, investments amounted to R$ 20.8 million, totaling R$ 46.3 million up to September 2004. The amount invested represents 54.5% of the R$ 85 million programmed for 2004.

The investments were basically in the SAP system implementation, equipment maintenance and operating adjustments which allow Acesita to obtain industrial productivity gains. There are no large investments in the short-term.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

CAPITAL MARKETS

The preferred shares of Acesita appreciated 38.2% in the quarter, while the São Paulo Stock Exchange (BOVESPA) index increased 9.9%. From January to September 2004, ACES4 (PN) gain was 104.3%, compared to a 4.5% increase of Ibovespa.

Performance of Preferred Shares – ACES4

Average daily volume – 3Q04 (R$ thousand)	10,173
Average daily volume – 3Q04 (Quant. thousand)	3,352,064
Closing rate - Sep/04	3.33
Closing rate - Jun/04	2.41
Closing rate - Mar/04	1.96
Closing rate - Dec/03	1.63
Closing rate - Sep/03	1.31
Share profitability – 3Q04	38.2%
Share profitability - Jan-Sep/04	104.3%
Share profitability - 12 months	154.2%
Ibovespa profitability – 3Q04	9.9%
Ibovespa profitability - Jan-Sep/04	4.5%
Ibovespa profitability - 12 months	45.2%

39,012 tradings were recorded in the quarter, involving approximately 215 billion preferred shares, a volume 34.4% higher than in the same quarter of previous year. Average daily volume traded in Bovespa amounted to R$ 10.2 million, representing a 194.4% increase compared to the volume traded in 3Q03.

Shares of Acesita were traded in 100% of the floors of the Bovespa, corresponding to 16.1% of the total deals (8.1% of the financial volume) involving the steel sector.


ACESITA PN vs IBOVESPA
(Base 100 = 9/30/03)
280
260
240
220
200
180
160
140
120
100
9/30/03
+ 154.2%
+ 45.2%
ACES 4
IBOVESPA

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Share Grouping

Acesita will carry out a share grouping with the objective of adjusting the share quotation unit value to the international standard, standardizing ADRs quotation, decreasing operating costs and increasing the efficiency of share registration and control systems.

As approved in the Extraordinary General Meeting held on October 5, the grouping of shares will be made in the proportion of 10,000 shares to 1, observed the species. Accordingly, as from November 16, 2004, Acesita's shares will be traded only by unit quotation. Simultaneously with the operation in the domestic market, ADRs will be traded in the proportion of 1 share for each two ADRs, observed the species.

The official notification, with all the details of the grouping, was made through a Significant Event Notice published on October 6, 2004, which, together with the minutes of the shareholders meetings and the Administrative Council meetings which discussed the matter, are available on www.acesita.com.br.

Statutory Changes

With the objective of implementing a financial and investing policy consistent with shareholders remuneration and, at the same time, compatible with its cash needs, Acesita's by-laws were changed in order to set up a statutory reserve. Accordingly, the Company can implement a profit sharing policy flexible and coordinated with the investments resources needs, working capital recomposition or even to pay the Company's debts.

In order to reflect the inclusion of a statutory reserve, as well as the changes related to the grouping and other changes, a consolidation of the by-laws was promoted.

OTHER HIGHLIGHTS

Social Responsibility

Exame magazine, for the second consecutive time, choosed Acesita as one of the ten roll model companies of social responsibility in 2004, among 322 Brazilian companies of various sectors that participated in the evaluation. The evaluation is made by journalists of *Exame* through auditing and analysis of indices of the Ethos Institute.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

The nomination represents a recognition of Acesita's dedication, who establishes social responsibility as part of its corporate objectives.

Acesita's 60th Anniversary

In October 30, Acesita will complete 60 years in operation. To commemorate this important date, the Company is promoting various events for different audiences, such as suppliers, clients, employees and government representatives, among others.

PERSPECTIVES

The perspective of a continuous favorable economic scenario and market aspects verified during the nine-month period of 2004 allow us to project that the Company in the last quarter of the year will maintain the same level of operating, managerial and financial results.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
01	AÇOS PLANOS DO SUL S.A.	02.675.078/0001-31	CLOSED SUBSIDIARY	50.10	11.01
02	COMPANHIA SIDERURGICA TUBARÃO – CST	27.251.974/0001-02	INVESTEE OF THE SUBSIDIARY/ASSOCIATED COMPANY	11.43	100.00
03	ACESITA SERVICOS, COM. IND. PART LTDA.	60.500.121/0001-24	CLOSED SUBSIDIARY	100.00	16.15
04	ACEISTA INTERNATIONAL LTD.	06.021.231/0001-68	CLOSED SUBSIDIARY	100.00	14.48
05	ACESITA EXPORT AND TRADE LTD.	06.128.498/0001-59	CLOSED SUBSIDIARY	100.00	11.16

1 - ITEM	7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)	9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)
01	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	365,035	365,035
02	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	5,828,897	5,828,897
03	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	128,832	128,832
04	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	7,250	7,250
05	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	1	1

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

10.01 - Characteristics of Public or Private Debentures Issues

1 – Item	02
2 – Order number	05
3 – CVM registration number	CVM/SRE/DEB/2002/040
4 – Date of registration with CVM	12/9/2002
5 – Issued series	UN
6 – Type of issue	Simple
7 – Nature of issue	Public
8 – Date of issue	December 1, 2002
9 – Date of maturity	December 1, 2006
10 – Type of debenture	Subordinated
11 – Current remuneration	IGPM + 12% p.a.
12 - Premium/discount	
13 – Nominal value (reais)	12,187.92
14 – Amount issued (thousands of reais)	517,438
15 – Debentures issued (unit)	42,455
16 – Outstanding debentures (unit)	3,533
17 – Treasury debentures (unit)	38,922
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to place (unit)	0
21 – Date of last renegotiation	
22 – Date of next event	December 1, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review - Unqualified

Report of Independent Accountants on the Limited Review of Quarterly Information

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Acesita S.A. for the quarters and periods ended September 30 and June 30, 2004. This information is the responsibility of the Company's management. The limited reviews of the accounting information included in the Quarterly Information (ITR) for the quarters ended September 30 and June 30, 2004 of indirect subsidiary Companhia Siderúrgica de Tubarão – CST, evaluated on the equity method of accounting, were carried out by other independent accountants and our report, insofar as it refers to the amount of this investment and the profits produced by it in the quarter ended September 30, 2004 of R$ 160,201 thousand (June 30, 2004 – R$ 173,276 thousand) and R$ 29,835 thousand (June 30, 2004 – R$ 34,325 thousand), respectively, are based exclusively on the reports of these other accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the report issued by the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) mentioned in the first paragraph also includes accounting information for the quarter and period ended September 30, 2003. The limited review of the Quarterly Information (ITR) for that quarter and period was carried out by other independent accountants, who issued an unqualified report thereon dated November 3, 2003.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review - Unqualified

5 Our reviews were carried out for the purpose of issuing a report on the accounting information, mentioned in the first paragraph, taken as a whole. The statement of cash flows and the statement of added value are presented to provide supplementary information on the Company, and are not required as an integral part of the Quarterly Information (ITR). The statements of cash flows and of added value for the quarter and period ended September 30, 2004 were subjected to the review procedures mentioned in the second paragraph and we are not aware of any material modifications that should be made to the Quarterly Information (ITR), taken as a whole. Also, the statements of cash flows and of added value for the quarter and period ended September 30, 2003, presented for comparison purposes, were not reviewed by independent accountants.

Belo Horizonte, October 26, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
AÇOS PLANOS DO SUL S.A.

18.01 - Statement of Income of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.01	Gross sales and/or services revenue	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	53,930	150,416	20,713	89,301
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	(54)
3.06.03	Financial, net	(31)	(1,690)	5	26
3.06.03.01	Financial income	3	17,910	17,458	17,466
3.06.03.02	Financial expenses	(34)	(19,600)	(17,453)	(17,440)
3.06.04	Other operating income	2,517	7,553	0	0
3.06.04.01	Amortization of discount	2,517	7,553	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiaries	51,444	144,553	20,708	89,329
3.07	Operating profit	53,930	150,416	20,713	89,301
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	59,930	150,416	20,713	89,301
3.10	Provision for income tax and social contribution	0	0	(1)	(4)
3.11	Deferred income tax	(856)	(2,568)	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
AÇOS PLANOS DO SUL S.A.

18.01 - Statement of Income of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	(812)	(812)
3.15	Net income for the period	53,074	147,848	19,900	88,485
	Number of shares (thousand), excluding treasury stock	365,035	365,035	365,035	365,035
	Net income per share	0.14539	0.40502	0.05452	0.24240
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
AÇOS PLANOS DO SUL S.A.

18.02 – Comments on Company Performance

The main activity of Aços Planos do Sul S.A is the shareholding in Companhia Siderúrgica Tubarão – CST. The result of the quarter arises mainly from the equity adjustment of that investee, whose quarterly information is divulged in the market.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.01 - Statement of Income of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.01	Gross sales and/or services revenue	99,816	263,537	56,060	163,188
3.02	Deductions	(28,000)	(73,096)	(13,393)	(39,018)
3.03	Net sales and/or services revenue	71,816	190,441	42,667	124,170
3.04	Cost of sales and/or services	(54,660)	(143,157)	(35,079)	(98,635)
3.05	Gross profit	17,156	47,284	7,588	25,535
3.06	Operating expenses/income	(2,371)	(10,260)	(8,955)	(13,581)
3.06.01	Selling	(6,797)	(18,784)	(4,663)	(13,441)
3.06.01.01	Personnel expenses/labor charges	(2,722)	(7,431)	(2,111)	(6,178)
3.06.01.02	Selling expenses	(2,256)	(6,196)	(1,615)	(4,433)
3.06.01.03	Export expenses	(3)	(8)	(5)	(16)
3.06.01.04	Other	(1,816)	(5,149)	(932)	(2,814)
3.06.02	General and administrative	(1,980)	(5,700)	(2,119)	(5,846)
3.06.02.01	Compensation to employees/social charges	(571)	(1,985)	(634)	(1,919)
3.06.02.02	Rent	(26)	(87)	(120)	(182)
3.06.02.03	Services rendered by third parties	(473)	(1,270)	(501)	(1,286)
3.06.02.04	Taxes, charges and fines	(70)	(265)	(54)	(151)
3.06.02.05	Depreciation and amortization	(110)	(244)	(68)	(192)
3.06.02.06	Other	(730)	(1,849)	(742)	(2,116)
3.06.03	Financial, net	(2,985)	(4,733)	(476)	(1,332)
3.06.03.01	Financial income	845	2,236	553	1,529
3.06.03.02	Financial expenses	(3,830)	(6,969)	(1,029)	(2,861)
3.06.04	Other operating income	0	0	0	5,784
3.06.04.01	Monetary variations, net	0	0	0	5,784

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.01 - Statement of Income of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.06.05	Other operating expenses	2,140	604	(443)	0
3.06.05.01	Monetary variations, net	2,134	262	(443)	0
3.06.05.02	Other	6	342	0	0
3.06.06	Equity in the results of subsidiaries	7,251	18,353	(1,254)	1,254
3.07	Operating profit (loss)	14,785	37,024	(1,367)	11,954
3.08	Non-operating results	(1,354)	(4,084)	(1,357)	(3,551)
3.08.01	Income	0	0	3	7
3.08.02	Expenses	(1,354)	(4,084)	(1,360)	(3,558)
3.08.02.03	Goodwill on investments	(1,353)	(4,059)	(1,354)	(3,552)
3.08.02.04	Other	(1)	(25)	(6)	(6)
3.09	Profit (loss) before taxes and profit sharing	13,431	32,940	(2,724)	8,403
3.10	Provision for income tax and social contribution	(1,186)	(3,951)	0	(806)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	12,245	28,989	(2,724)	7,597
	Number of shares (thousand), excluding treasury stock	128,832	128,832	128,832	128,832
	Net income per share	0.09505	0.22501		0.05897
	Loss per share			(0.02114)	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.02 – Comments on Company Performance

There was a significant increase in sales in the nine-month period ended September 30, 2004, compared to the same period in 2003 which, adding the positive results from the equity in the results of subsidiaries, resulted in a significant increase in net income for the period.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA INTERNATIONAL LTD.

18.01 - Statement of Income of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.01	Gross sales and/or services revenue	9,033	25,279	32,000	111,154
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	9,033	25,279	32,000	111,154
3.04	Cost of sales and/or services	(9,033)	(25,279)	(27,600)	(98,905)
3.05	Gross profit	0	0	4,400	12,249
3.06	Operating expenses/income	263	973	(1,040)	(2,231)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(140)	(519)	(201)	(451)
3.06.02.01	Depreciation and amortization	(66)	(199)	(66)	(187)
3.06.02.03	Services rendered by third parties	(74)	(320)	(135)	(264)
3.06.02.04	Other	0	0	0	0
3.06.03	Financial, net	552	1,615	(969)	(1,733)
3.06.03.01	Financial income	4,768	14,036	5,285	17,197
3.06.03.02	Financial expenses	(4,216)	(12,421)	(6,254)	(18,930)
3.06.04	Other operating income	0	57	140	300
3.06.04.01	Monetary variations, net	0	0	140	300
3.06.04.02	Reversal of provision for losses	0	57	0	0
3.06.05	Other operating expenses	(149)	(180)	(10)	(347)
3.06.05.01	Monetary variations, net	(175)	(206)	(10)	(347)
3.06.05.02	Other	26	26	0	0
3.06.06	Equity in the results of subsidiaries	0	0	0	0
3.07	Operating profit	263	973	3,360	10,018
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA INTERNATIONAL LTD.

18.01 - Statement of Income of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	263	973	3,360	10,018
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	263	973	3,360	10,018
	Number of shares (thousand), excluding treasury stock	7,250	7,250	7,250	7,250
	Net income per share	0.03628	0.13421	0.46345	1.38179
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA INTERNATIONAL LTD.

18.02 – Comments on Company Performance

Acesita International Ltd. is a wholly-owned subsidiary of Acesita S. A., and its main activities are holdings in other companies, financial operations, sales of products and commercial representation, among others.

The net income arises basically from financial income and expenses, as well as commissions on sales of Acesita S. A.'s products in the international market.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA EXPORT AND TRADE

18.01 - Statement of Income of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.01	Gross sales and/or services revenue	84,738	384,043	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	84,738	384,043	0	0
3.04	Cost of sales and/or services	(84,738)	(384,043)	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	172	157	0	0
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial, net	155	159	0	0
3.06.03.01	Financial income	5,538	15,398	0	0
3.06.03.02	Financial expenses	(5,383)	(15,239)	0	0
3.06.04	Other operating income	17	(2)	0	0
3.06.04.01	Monetary variations, net	17	(2)	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiaries	0	0	0	0
3.07	Operating profit	172	157	0	0
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	172	157	0	0
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA EXPORT AND TRADE

18.01 - Statement of Income of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 7/1/2004 to 9/30/2004	4 - 1/1/2004 to 9/30/2004	5 - 7/1/2003 to 9/30/2003	6 - 1/1/2003 to 9/30/2003
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	172	157	0	0
	Number of shares (thousand), excluding treasury stock	1	1	1	1
	Net income per share	172,00000	157,00000	0.00000	0.00000
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name **ACESITA EXPORT AND TRADE LTD.**

18.02 – Comments on Company Performance

Acesita Export and Trade is a wholly-owned subsidiary of Acesita S/A, formed in the last quarter of 2003, whose exclusive objective is to channel the Company's exports to Arcelor Group companies, in line with the export prepayment operations structured with a banking syndicate in December 2003.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Contents